Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

August 10, 2017

Via EDGAR Transmission

Mr. Chad D. Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”) File Nos. 333-187668 and 811-22819

Dear Mr. Eskildsen:

I am writing in response to the comments you provided in our phone conversation on May 15, 2017, to the Form N-CSR of the Trust for the period ended October 31, 2016. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.	With respect to each of the iSectors Post-MPT Growth ETF, Tuttle Tactical Management Multi-Strategy Income ETF, and Tuttle Tactical Management U.S. Core ETF (the “Funds of Funds”): (a) please include disclosure in the notes to financial statements that the Funds of Funds are structured as funds of funds (see ASC 946-235-50-5); and (b) confirm that the Funds of Funds are complying with Section 6-07.7(b) of Regulation S-X.

RESPONSE: The Trust confirms that the notes to financial statements in future shareholder reports will include disclosure that the Funds of Funds are funds of funds. The Trust also confirms that the Funds of Funds will comply with Section 6-07.7(b) of Regulation S-X.

2.	The performance of the InfraCap MLP ETF (the “MLP ETF”) appears to have been materially impacted by derivatives (specifically, written options). Please discuss why these derivatives were not discussed as materially affecting the MLP ETF’s performance in the “Management’s Discussion of Fund Performance” (“MDFP”) section of the annual report. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE: The MLP ETF’s most recent annual report included a section entitled “Supplemental Financial Data” in the MDFP section, which disclosed the net realized gain from the MLP ETF’s options strategy, and was intended to reflect the impact the strategy had on the MLP ETF’s performance. The Trust confirms, however, that future annual reports will include a discussion of the MLP ETF’s options strategy in the MDFP section to the extent such options strategy materially impacted the MLP ETF’s performance for the reporting period to which the annual report relates.

3.	Each of the BioShares Biotechnology Clinical Trials Fund and BioShares Biotechnology Products Fund (each a “BioShares Fund” and, together, the “BioShares Fuds”) has invested a significant amount of its assets (i.e., 25-30%) in money market funds for past three quarters. Please explain (a) why the impact of these significant cash balances was not discussed in the “Management’s Discussion of Fund Performance” section of the annual report for the BioShares Funds; (b) why these significant cash balances are not disclosed in the principal investment strategies and risks sections of the BioShares Funds’ prospectuses; and (c) how the BioShares Funds are complying with the 2013 exemptive order stating that the BioShares Funds will invest at least 80% of their respective assets in the component securities of their respective underlying indexes.

RESPONSE: As noted in the “Schedule of Investments” section of the annual report for the BioShares Funds, the money market fund investments are being held as securities lending collateral as a result of liabilities in excess of other investments, and not for investment purposes. As a result, investments in money market funds: (a) were not discussed in the “Management’s Discussion of Fund Performance” section of the annual report for the BioShares Funds because they did not materially affect performance for either BioShares Fund; (b) are not principal investment strategies or risks of the BioShares Funds; and (c) are not resulting in non-compliance with the BioShares Funds’ exemptive relief.

4.	Please confirm that the MLP ETF is complying with Section 19(a)(1) of the Investment Company Act of 1940 (the “1940 Act”). In addition, please ensure that all marketing and website disclosure clearly identifies the portion of any distribution or distribution yield that contains a return of capital distribution.

RESPONSE: Section 19(a) notices are posted on the MLP ETF’s website, and Authorized Participants of the MLP ETF are thereafter notified that the Section 19(a) notices have been posted. The Trust has entered into an arrangement with Broadridge to deliver Section 19(a) notices to known beneficial shareholders. In addition, the Trust will seek to ensure that all marketing and website disclosure clearly identifies the portion of any distribution or distribution yield that contains a return of capital distribution.

5.	In the “Statement of Changes in Net Assets” section of the annual report for each BioShares Fund, please explain why some amounts under “Changes in Shares Outstanding” were not divisible by 50,000 shares (each BioShares Fund’s creation unit size).

RESPONSE: Amounts not divisible by the BioShares Funds’ creation unit size are the result of shares issued in connection with the initial seeding of the BioShares Funds prior to their inception.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero